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                                                               Exhibit (a)(5)(d)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
               -------------------------------------------------

                          IN AND FOR NEW CASTLE COUNTY
                          ----------------------------


_______________________________________________ x
STEVEN WOLK,                                    :
                                                :
              Plaintiff,                        :
                                                :
    v.                                          :
                                                :
ARTHUR L. CAHOON, PAUL J. SALEM, STEVEN C.      :   Case No. 18042NC
HALSTEDT, JAMES C. ALLEN, JUSTIN L. JASCHKE,    :
TRYGVE E. MYHREN, YUKIMASA ITO and VERIO        :
INC.,                                           :
                                                :
              Defendants.                       :
_______________________________________________ x


                                   COMPLAINT
                                   ---------

     Plaintiff, Steven Wolk, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

     1. Plaintiff Steven Wolk ("plaintiff") is the owner of common stock of Verio Inc. ("Verio" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant Verio is a corporation duly existing and organized under the laws of the State of Delaware with principal executive offices at 8005 South Chester Street, Suite 200, Englewood, Colorado. The Company is one of the world's largest operators of Web sites for businesses and a leading provider of comprehensive Internet services to small and mid-sized businesses.

     3. Defendant Steven C. Halstedt ("Halstedt") is and at all times relevant hereto has been Chairman of the Board of Verio.

     4. Defendant Justin L. Jaschke ("Jaschke") is and at all times relevant hereto has been Chief Executive Officer and a director of Verio.

     5. Defendants Arthur L. Cahoon, Paul J. Salem, James C. Alen, Trygve E. Myhren and Yukimasa Ito are and at all times relevant hereto have been directors of Verio.

     6. The defendants referred to in paragraphs 3 through 5 are collectively referred to herein as the "Individual Defendants."

     7. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Verio, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and holders of Verio common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     9.   This action is properly maintainable as a class action.

          a. The Class is so numerous that joinder of all members is impracticable. As of May 5, 2000, there were approximately 78.7 million shares of Verio common stock outstanding.

          b. There are questions of law and fact which are common to the Class, including, inter alia the following:

               (i) whether the merger described herein is grossly unfair to the Class;

               (ii) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

               (iii) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

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          c.   Plaintiff is committed to prosecuting this action and has
retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          d. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     10. On May 8, 2000, it was announced that Nippon Telegraph & Telephone Corp. ("NTT") has agreed to purchase all of the outstanding shares of Verio for $5.5 billion (the "Merger"). NTT currently owns approximately 11.4% of the outstanding shares of Verio. Pursuant to the terms of the Merger, NTT will pay $60 in cash for each share of Verio that it does not already own. NTT said it will make no change in Verio's management. NTT expects to make a tender offer on May 17, 2000.

     11. The Merger consideration to be paid to Class members is unfair and inadequate because, among other things:

          (a) the consideration agreed upon did not result from an appropriate consideration of the value of Verio as the Individual Defendants were presented with, and asked to evaluate, the proposed Merger without any attempt to sufficiently ascertain the true value of Verio through open bidding or a "market check" mechanism; and,

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          (b)  Verio common stock has traded as high as $80 per share as recently as March 1, 2000.

     12. The Individual Defendants have thus far failed to announce any active or open bidding procedures best calculated to maximize shareholder value and have, instead, agreed to the Merger which will only serve to inhibit the maximization of shareholder value.

     13.  The Individual Defendants were and are under a duty:

          (a) to fully inform themselves of Verio's market value before taking, or agreeing to refrain from taking, action;

          (b)  to act in the interests of the equity owners;

          (c)  to maximize shareholder value;

          (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and,

          (e) to act in accordance with their fundamental duties of care and loyalty.

     14. Verio shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

     15. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Verio public stockholders.

     16. As a result of the actions of defendants, plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Verio's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Verio common stock.

     17. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will consummate the proposed transaction which will exclude the Class from its fair proportionate share of Verio's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harms of the Class, as aforesaid.

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     18.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgement and preliminary and permanent relief, including injunctive relief, in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     B. Preliminarily and permanently enjoining defendants and their counsel agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction or any business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     D. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     E. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trail, together with pre-judgement and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     F. Awarding plaintiff his costs and disbursements, including a reasonable allowance for plaintiff's counsel and expert fees and expenses; and

     G. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

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                                 ROSENTHAL, MONHAIT, GROSS
                                   & GODDESS, P.A.


                                 By:__________________________
                                 Mellon Bank Center, Suite 1401
                                 Wilmington, DE  19899-1070
                                 (302) 656-4433

                                 Attorneys for Plaintiff


Of Counsel:

SCHIFERIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

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